U.S. Securities and Exchange Commission
                         Washington, D.C. 20549
                              FORM 10-KSB

(Mark One)
[X]    Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999

[ ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to __________

                        Commission file number      0-9137

                              U.S. GOLD CORPORATION
                   (Name of small business issuer in its charter)
        Colorado                                   84-0796160
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)

            2201 Kipling Street, Suite 100, Lakewood, Colorado 80215
               (Address of principal executive office)      (Zip Code)
                  Issuer's telephone number (303) 238-1438

      Securities to be registered pursuant to Section 12(b) of the Act:
    Title of class              Name of exchange on which registered
         None                                     N/A

      Securities registered pursuant to Section 12(g) of the Act:

                    Common Stock, $0.10 par value
                          (Title of class)

Check whether the issuer (1) filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days.
    Yes   X     No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [ ].

State issuer's revenues for its most recent fiscal year. $627,548 in revenues for year ended December 31, 1999.

The aggregate market value (at the last trade price of $0.25 per share) of the Common Stock of U.S. Gold Corporation held by nonaffiliates as of March 24, 2000 was approximately $3,463,000. As of March 24, 2000, there were 13,974,040 shares of Common Stock, par value $0.10, outstanding.

Documents incorporated by reference:  None.

Transitional Small Business Disclosure Format (check one):  yes    no x

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS REPORT WHICH RELATE TO THE COMPANY'S PLANS, OBJECTIVES OR FUTURE PERFORMANCE MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF MANAGEMENT. ACTUAL STRATEGIES AND RESULTS MAY DIFFER MATERIALLY FROM THOSE CURRENTLY EXPECTED BECAUSE OF FACTORS INCLUDING GOLD PRICE, MINERALIZED MATERIAL GRADES, METALLURGICAL RECOVERY, OPERATING COSTS, MARKET VALUATION, AND PROJECT OPERATOR'S DECISIONS AND PERFORMANCE UNDER THE TONKIN SPRINGS LIMITED LIABILITY COMPANY, AS WELL AS OTHER RISKS AND UNCERTAINTIES.

                           PART I

ITEM 1.    DESCRIPTION OF BUSINESS.

Business Development

U.S. Gold Corporation, also referred to as the Company, was organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, the Company, by vote of its shareholders, changed its name from Silver State Mining Corporation to U.S. Gold Corporation. Since its inception, the Company has been engaged in the exploration for, development of, and the production and sale of gold and silver.

Our principal mining property is the Tonkin Springs property which is located in Eureka County Nevada. Our ownership interest in this property is held by Tonkin Springs Venture Limited Partnership, also referred to as "TSVLP", which is a Nevada limited partnership. TSVLP, in turn, is owned 100% by two of our wholly-owned subsidiaries.

On December 31, 1993, TSVLP sold a 60 percent undivided interest in Tonkin Springs to Gold Capital Corporation, a Colorado corporation. TSVLP retained a 40 percent undivided interest in Tonkin Springs. Then, effective February 26, 1999, TSVLP and Gold Capital terminated the Tonkin Springs Project Mining Venture Agreement dated December 31, 1993 as amended, also referred to as the "1993 Agreement". Gold Capital then immediately sold it's 60% undivided interest in Tonkin Springs to Tonkin Springs Holdings Inc., a Colorado corporation, also referred to as "TSHI", which is owned by subsidiaries of Sudbury Contact Mines Limited, an Ontario, Canada corporation, also referred to as "Sudbury," whose shares are traded on the Toronto stock exchange under the symbol SUD. Sudbury is itself a subsidiary of Agnico-Eagle Mines Limited, an Ontario, Canada corporation, also referred to as "Agnico-Eagle," whose shares are traded on the New York Stock Exhange under the symbol AME. TSHI then immediately contributed its 60% undivided interest in Tonkin Springs into a new limited liability company, Tonkin Springs LLC, also referred to as "TSLLC," in exchange for 60% of the equity membership interest of TSLLC, and TSVLP contributed its 40% undivided interest in Tonkin Springs into TSLLC in exchange for 40% of the equity membership interest of TSLLC.

Business

General

We are primarily engaged in the precious metal mining business in the continental United States, however, we may also evaluate and develop properties outside the United States. We own, through our wholly-owned subsidiaries, an interest in the Tonkin Springs gold mine located in Eureka County, Nevada.

As a gold mining company, our activities include, at various times and to various degrees, exploration, land acquisition, geological evaluation and feasibility studies of properties and, where warranted, development and construction of mining and processing facilities, mining and processing and the sale of gold and other metal by-products. We may also enter into joint ventures or partnerships to accomplish these activities. All refined bullion is either sold to outside companies, delivered in satisfaction of forward sale delivery contracts, or held in inventory for later disposition. We may also enter into joint undertakings with other companies to accomplish the same purposes.

Contribution of 40% Interest in Tonkin Springs into Tonkin Springs Limited Liability Company

Effective February 26, 1999, also referred to as the "Effective Date," TSVLP and Gold Capital terminated the 1993 Agreement and each retained their respective 40% and 60% undivided interests in the Tonkin Springs properties. Gold Capital then immediately sold it's 60% interest in Tonkin Springs to TSHI, and then TSHI and TSVLP each immediately contributed their respective undivided interests in Tonkin Springs into a new Delaware limited liability
company, the Tonkin Springs LLC or TSLLC.   In this transaction and in
exchange for contributing their respective undivided interests in the Properties, TSVLP received 40% of the equity membership interest of TSLLC, and TSHI received 60% of the equity membership interest of TSLLC. The deemed amount of the Initial Contribution of TSVLP to the TSLLC was $2 million and the deemed amount of TSHI Initial Contribution to TSLLC was $3 million. The objective of TSLLC is the exploration, evaluation and, if justified, the development and mining of mineralization at Tonkin Springs.

Under the Members' Agreement and the Operating Agreement of the TSLLC, TSHI
is required to fund all costs related to the Properties, including all holding, administrative, operational and exploration costs, until TSHI has first expended $4 million on exploration of the Properties, also referred to as the "Cut-Off Date". Through December 31, 1999, TSHI has reported that it has expended approximatley $703,473 on exploration at Tonkin Springs. All expenditures funded by TSHI prior to the Cut-Off Date shall be added to
TSHI's Recoupable Amount which has as its opening balance the sum of $5,625,000, which represents approximately one-half of the recoupment account balance of
Gold Capital under the 1993 Agreement as of the Effective Date.   If TSHI should
withdraw from the TSLLC prior to Cut-Off, TSHI shall have no further right, title or interest in Tonkin Springs or TSLLC and its ownership interest shall be deemed transferred to TSVLP.  In addition, TSHI shall remain obligated to
TSVLP: (i) to fund the remaining balance of the adopted Program and Budget in effect upon termination, (ii) to complete its Minimum Work Commitment for exploration of the Properties in the amount of $2 million, or pay to TSVLP the deficiency, (iii) to pay any unpaid Monthly Minimum Payments to TSVLP (as described further below) that are due and payable, and (iv) to fund and satisfy all unfunded liabilities to third parties arising out of operations conducted subsequent to the Effective Date but prior to the date of TSHI's withdrawal or
deemed withdrawal.   TSVLP and TSHI, also referred to as the "Members," have
designated Tonkin Springs Management Co., a Colorado corporation, referred to as "TSMC", and an affiliate of TSHI, as the initial Manager of the Properties with overall management responsibilities for operations.

At the Effective Date, TSHI paid to TSVLP $190,000, and agreed to make additional payments to TSVLP in the amount of $45,000 per month commencing March 1, 1999 and continuing for an additional 34 months, referred to as the "Minimum Payments to TSVLP". The aggregate of Minimum Payments to TSVLP, $1,720,000, represent consideration for the terms and conditions of the TSLLC, and one half of such payments will be added to TSHI's Recoupable Amount as discussed further below. Through December 31, 1999, TSHI has made $685,000 in Minimum Payments to TSVLP. As of December 31, 1999, the Company has a $1,035,000 receivable due from the TSLLC reflecting the Minimum Payments to TSVLP of which $495,000 was classified in our financial statements as a current asset offset by a $1,080,000 deferred credit, with the effect that the entire receivable is offset by a deferred credit.

The Operating Agreement of the TSLLC defines Commencement of Commercial Production as the last day of a consecutive two-month period during which payable or accountable gold production from the Properties totals at least 3,000 ounces of gold per month, provided that such production is part of an approved Program of at least one year in duration which contemplates an estimated budgeted production rate of at least 36,000 ounces of gold per annum. After Commencement of Commercial Production 60% of positive cash flow from the operations at Tonkin Springs, if any, shall be distributed to TSHI until TSHI has recovered its Recoupment Amount, and the remaining 40% of Cash
Flow shall be distributed to the Members based upon their respective ownership interest on a calendar quarter basis. If TSVLP's ownership interest has been reduced, then the preferential percentage applied to TSHI's Recoupment Amount shall be TSHI's adjusted interest with the remaining amount distributed to the Members based upon their respective ownership interest. After TSHI has recovered the Recoupment Amount, 100% of Cash Flow shall be distributed to the Members in proportion to the Member's ownership interest. Therefore, initially during the period in which TSHI is thus receiving preferential payments, TSVLP shall receive 16% of Cash Flow from operations. Cash Flow otherwise due TSVLP shall first be applied to reduce any Elected Loans outstanding from TSHI, as discussed further below. Through December 31, 1999, TSHI has reported that the Recoupable Amount balance is approximately $7,338,022.

On the last day in the calendar month in which Commencement of Commercial Production is achieved, TSHI shall pay TSVLP an additional amount to be calculated by multiplying $15,000 times the number of months from the Effective Date through the month in which Commencement of Commercial Production is achieved, also referred to as the "Lump-Sum Payment".

After the Cut-Off Date, TSHI is required to exercise reasonable efforts to attempt to obtain third party project financing for any development of the Properties requiring funding of more than $20 million.

After the Cut-Off Date, TSVLP is required to fund its 40% share of all costs of the Properties or be subject to dilution under a formula. Either party may elect to contribute a lesser amount or none towards its share of an adopted program and budget. However, as long as TSHI owns at least 50% interest in TSLLC, TSHI is obligated to loan TSVLP its share of funding of an adopted program and budget after the Cut-Off Date under one-year term loans, also referred to as the "Elected Loan," with an interest rate of LIBOR plus 2%.
If, however, TSVLP does not repay an Elected Loan when due, TSHI shall have no further obligation to make additional Elected Loans to TSVLP and the amounts of defaulted Elected Loans and accrued interest thereon, also referred to as the "Default Amount," shall be incorporated into the computation of dilution of TSVLP's working interest under a formula. Under the formula for dilution of either Member's interest in the TSLLC, the diluting party's Initial
Contribution plus any contributions to approved programs and budgets after Cut-Off is the numerator; divided by a denominator which is the Initial Contribution of both parties, the contribution of either party to approved program and budgets after Cut-Off, plus any Default Amount; and the new ownership interest of the diluting party is determined by multiplying the result by one hundred. If, however, the ownership interest of any Member falls to 10 percent or less as a result of the forgoing calculation, then such Member shall be deemed to have withdrawn from the TSLLC and to have automatically relinquished and transferred its interest to the other Member and upon such relinquishment the withdrawing Member shall be granted an overriding 2% net smelter royalty, referred to as the "NSR," on products subsequently extracted, removed and sold from the Properties.

The Company has guaranteed TSVLP's obligations under the TSLLC and TSVLP has given a security interest (consisting of its ownership interest arising under
the TSLLC) in favor of TSHI to secure its performance under the TSLLC.   Sudbury
has guaranteed certain obligations of TSHI.

The Company recognized neither a gain nor a loss on the termination of the 1993 Agreement or with the contribution of its 40% undivided interest in the Properties to the TSLLC.

Sale of 60% Interest in Tonkin Springs Properties to Gold Capital

On December 31, 1993, referred to as the "1993 Closing", TSVLP sold a 60 percent undivided interest in the Tonkin Springs properties and obligations to Gold Capital. TSVLP retained a 40 percent undivided interest in Tonkin Springs. TSVLP and Gold Capital then made their respective interest in Tonkin Springs subject to the Tonkin Springs Project Joint Venture, referred to as the "Project Joint Venture," with Gold Capital designated manager. Gold Capital was responsible for funding of all costs related to Tonkin Springs through the transaction with TSHI effective February 26, 1999, described above.

Gold Capital purchased its 60 percent undivided interest in Tonkin Springs from TSVLP for a purchase price and other consideration of approximately $7,830,000 representing the estimated fair market value of the assets purchased. The purchase price included $200,000 in cash at Closing; delivery of a 7.5 percent mortgage note in the amount of $3.8 million, referred to as the "Promissory Note"; 300,000 shares of Gold Capital's Series A Convertible Preferred Stock, referred to as the "Preferred Stock," having an assigned value of $3 million and subsequently converted into 1,750,000 shares of common stock of Gold Capital, and the assumption of 60 percent of a reclamation obligation recorded at $960,000. Effective August 29, 1997, the remaining balance of the Promissory Note was paid.

Effective August 29, 1997, Gold Capital became a wholly-owned subsidiary of Globex Mining Enterprises, Inc., referred to as "Globex", a Canadian corporation with shares traded on the Toronto stock exchange under the symbol GMX, pursuant to the merger of Gold Capital with a subsidiary of Globex, referred to as the
"Gold Capital Merger".   With the Gold Capital Merger the Company and TSVLP
received an aggregate of 631,905 shares of Globex common stock in exchange for shares of Gold Capital received upon conversion of its Preferred Stock and other shares of Gold Capital received for interest on the Preferred Stock and other liabilities of Gold Capital to the Company. Globex raised approximately $12 million in equity related to the Gold Capital Merger, a significant portion of which was invested in the Project Joint Venture. The Company agreed to amend the Project Joint Venture Agreement effective upon the Gold Capital Merger. Included in the terms of the amendment, Gold Capital i) paid off the balance of the Promissory Note to TSVLP in the amount of $1,206,449 including $66,804 of accrued interest, ii) agreed to finance any capital requirements of TSVLP after Commencement of Commercial Production, and iii) agreed to pay TSVLP $60,000 per month in minimum cash distributions during a 36 month period commencing
September 1, 1998.   Gold Capital paid $120,000 of the required minimum cash
distributions to TSVLP through the date of the transaction with TSHI effective February 26, 1999, described above. The amendment also increased the maximum recoupment amount from $6 million to $11.25 million which amount was to be reimbursed to Gold Capital from a preferential portion (84%) of cash flows from the operations of the Properties, if any.

The Company recognized the gain from the sale of the 60% interest in the Tonkin Springs Properties to Gold Capital using the installment method of accounting. At August 29, 1997, there was $1,789,100 in deferred gain remaining which was associated with the Gold Capital common stock received in exchange for Gold Capital Preferred Stock. With the Gold Capital Merger this deferred gain was eliminated as non-realizable as provided under the installment method of accounting. The shares of Globex were sold during 1999 for net proceeds of approximatley $57,453 which represented a loss of $5,105.

Loan Settlement Agreement with FABC

Effective February 21, 1992, the Company entered into a Loan Settlement Agreement with its former senior secured lender, French American Banking Corporation, referred to as "FABC". As partial consideration to FABC under that agreement the Company entered into an agreement between Tonkin Springs Gold Mining Company, referred to as "TSGMC" and a wholly owned subsidiary of the Company, and FABC entitled "Agreement To Pay Distributions," which requires TSGMC to pay a limited portion of certain distributions, if any, from TSVLP to FABC. TSVLP has complete control of such distributions, if any, to TSGMC.
Under the terms of the Agreement To Pay Distributions, TSGMC is required to pay to FABC (i) the first $30,000 of retained distributions, as defined in such agreement, received from the TSVLP, plus (ii) an amount equal to 50% of such retained distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC shall terminate after FABC has been paid a total of $2,030,000 thereunder.

Competitive Business Conditions

The exploration for, and the acquisition and development of gold properties are subject to intense competition. Companies with greater financial resources, larger staffs, more experience, and more equipment for exploration and development may be in a better position than the Company to compete for such mineral properties. Our present limited cash flow means that our ability to compete for properties to be explored and developed is more limited than in the past. We believe that competition for acquiring mineral prospects will continue to be intense in the future. Therefore, we may have to undertake greater risks than more established companies in order to compete. The market price for gold depends on numerous factors beyond our control, including production or sales by other gold producing nations.

Major Customers

Sales of refined gold and silver bullion derived from operating properties in the past have been made to unaffiliated companies. We believe that the loss of these customers would not affect our business.

Patents, Trademarks, Licenses, Franchises, Concessions

We own three United States patents (expiring in 2008) and two Republic of South Africa patents covering various aspects of our bio-oxidation technology. If feasible, we intend to exploit our bio-oxidation expertise, technology and patents to help create business opportunities in the gold mining business.
We also own two Chilean patents related to its bio-oxidation technology. No research and development expenditures have been incurred during the last two years.

We do not own any trademarks, licenses, franchises or concessions, except mining interests granted by governmental authorities and private landowners. No portion of our business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.

Government Regulations

In connection with mining, milling and exploration activities, we are subject to extensive Federal, state and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mining reclamation, waste disposal, and the protection of endangered or threatened species.

There currently are pending in the U.S. Congress five bills that would revise in various respects the provisions of the Mining Law of 1872, but it is unlikely that any of this legislation will be enacted in this Congress before its adjournment. However, if enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could impair the ability of companies to develop mineral resources on unpatented mining claims. Under the terms of these bills, the ability of companies to a obtain patent on unpatented mining claims would be nullified or substantially impaired, and most contain provisions for the payment of royalties to the federal government in respect of production from unpatented mining claims, which could adversely affect the potential for development of such claims and the economics of operating new or even existing mines on federal unpatented mining claims.
Our financial performance could therefore be affected adversely by passage of such legislation. Pending possible reform of the Mining Law of 1872, Congress has put in place a moratorium which prohibits acceptance or processing of most mineral patent applications. It is not possible to predict whether any change in the Mining Law of 1872 will, in fact, be enacted or, if enacted, the form the changes may take.

Costs and Effects of Compliance with Environmental Laws

In connection with our mining, milling and exploration activities, we are required to comply with various federal, state and local laws and regulations pertaining to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company or joint venture participants have obtained, or are in the process of obtaining, environmental permits, licenses or approvals required for its operations. Management is not aware of any material violations of environmental permits, licenses or approvals issued with respect to our operations.

The Company through TSVLP, owns a 40% interest in the Tonkin Springs Limited Liability Company whose primary asset is the Tonkin Springs properties, and is jointly responsible for the reclamation obligations related to disturbances at Tonkin Springs. In 1997 Gold Capital posted a reclamation cash bond in the preliminary amount of $1.3 million with the appropriate governmental agencies for the Tonkin Springs Properties. An updated reclamation plan and projected cost estimate for the Properties is anticipated to be prepared and submitted by TSHI during year 2000 which will include updated reclamation costs associated with current disturbances at the Properties. The plan will be filed with appropriate governmental agencies (the Nevada Department of Environmental Protection and the Federal Bureau of Land Management) for review and approval. This process could result in an increase or decrease to the reclaimation bond requirements. Any increase prior to the Cut-Off date would be the funding responsibility of TSHI under the Operating Agreement.

The Company has transferred its interest in several mining properties over the past years. We could remain potentially liable for environmental enforcement actions related to our prior ownership interest of such properties. However, we have no reasonable belief that any violation of relevant environmental laws or regulations has occurred regarding these transferred properties. We are not currently subject to any material pending administrative or judicial enforcement proceedings arising under environmental laws or regulations. Environmental laws and regulations may be adopted and enacted in the future which may have an impact on our operations. The Secretary of the Interior has announced his intent to undertake rule making procedures to impose more comprehensive surface management regulations on mineral operations of Federal lands. We cannot now accurately predict or estimate the impact of any such future laws or regulations on our operations.

Employees

At December 31, 1999, we Company had 3 employees, each of whom were employed on a full-time basis.

 ITEM 2.    DESCRIPTION OF PROPERTIES.

Tonkin Springs Properties

General

Through February 26, 1999, the Company through TSVLP held a 40% undivided ownership interest in the Tonkin Springs properties located in Eureka County, Nevada, subject to the Project Joint Venture under the 1993 Agreement. Until that date Gold Capital owned the remaining 60% undivided interest in Tonkin Springs, and was project manager. Effective February 26, 1999, TSVLP and Gold Capital terminated the 1993 Agreement and each retained their respective 40% and 60% undivided interests in Tonkin Springs. Gold Capital then immediately sold it's 60% interest in Tonkin Springs to TSHI, and then TSHI and TSVLP each immediately contributed their respective undivided interests in Tonkin Springs into the TSLLC in exchange for 40% and 60%, respectively, of the equity stock of TSLLC. The Tonkin Springs properties are located on the Battle Mountain-Cortez Trend, approximately 45 miles northwest of Eureka, Nevada.

General

Tonkin Springs is an open-pit gold mining and processing project consisting of unpatented mining claims, an integrated milling facility, and support facilities on approximately 23,295 acres of Federal land located along the Battle Mountain
- Cortez Trend approximately 45 miles northwest of the town of Eureka in Eureka County, Nevada. Part of the mineralized material at the Project is contained in sulfides and will require pre-treatment prior to the conventional mill or heap recovery processing. An important part of the mineralized material at the Project is in oxide form, located at the Tonkin North deposit, and is amenable to conventional heap leach extraction methods.

Recent Activities at Tonkin Springs

During 1999, TSHI, as project manager, has focused on the exploration potential of the Tonkin Springs Properties as well as the regulatory permitting and environmental processes, claim management and care and maintenance of the properties. The manager has assembly an experienced exploration team of employees and contract personnel at Tonkin Springs and has organized and compiled existing and historic exploration data in a more useful computerized data base. In addition, geologic mapping and surface rock chip sampling were conducted where needed to fill in open areas and geophysical studies were obtained over certain areas of the properties. From these activities the exploration team has identified various locations considered high priority exploration areas. These areas of exploration priority are generally outside of the "mine corridor" where we had previously concentrated our exploration efforts and where the existing ore grade mineralization is presently located. Current exploration drilling at the project commenced during late fourth quarter of 1999 continuing in year 2000 and is anticipated to test three of the high priority exploration areas. Other areas of exploration interest also remain to be evaluated on the extensive 36 square mile property package. The preliminary budget for Tonkin Springs for year 2000 includes funding for an estimated 35,000 feet of reverse circulation drilling, related road construction and permitting costs for testing new target areas as well as exploring open-ended high-grade mineralization in the existing pit areas. Also, additional geophysical studies, detailed mapping and sampling is anticipated to evaluate new targets as they are generated.

In addition to the new high priority exploration targets discussed above, within the mine corridor target area additional drilling is planned to explore for mineralization in the deeper and peripheral zones of the known mineralization and to search for and delineate additional gold mineralization outside of these areas.

During the fourth quarter of 1998, we submitted samples of Tonkin Springs sulfide ore to Newmont Mining Corporation for the purposes of having Newmont test the ore with their proprietary and commercially proven N2TEC flotation technology. The test work involved grinding the ore followed by flotation using the N2TEC process to concentrate the gold bearing sulfides. While the test work was limited in sample size and scope, the tests did indicate that the sulfide ores from Tonkin Springs are amenable to N2TEC flotation with the gold in the ore recovered either in a concentrate form or through cyanidation resulting in a combined recovery of up to 91 percent. This test work indicates that an additional, commercially proven technology is available to process the Tonkin Springs ores and could be used with minimal addition to the existing 2,000 ton per day mill facility located at the Project. TSLLC is continuing additional test work and discussions with Newmont related to the N2TEC technology.

TSLLC is also progressing with its Mine Plan for the Tonkin Springs Project which is anticipated to be submitted to the appropriate government regulatory authorities in the near future. Other environmental activities include hydrological studies and evaluation which would be required to be completed prior to commencing any operations at the Project, and the care and maintenance of areas of prior disturbances.

At the Tonkin Springs properties, access is provided by a county maintained road. Electrical power is provided through a substation located near the mill and operated by Sierra Pacific Power Company. Water is available through production wells which have been established on the site. The project also contains an assay laboratory and metallurgical pilot plant testing lab. In addition to the heavy equipment shop for repair and maintenance of mining equipment, a repair shop and warehouse building is situated adjacent to the mill building. The site also contains facilities to store and distribute propane, diesel fuel and gasoline. An administrative building is available to office management and administrative personnel. Potable water will be brought in from outside the project.

Geology

Host rocks for gold mineralization at Tonkin Springs consist of a sequence of Paleozoic rocks that were subsequently faulted, intruded and mineralized. Gold-bearing solutions originated at depth and migrated up along fracture systems until reaching fractured rock or chemically favorable rock suitable for deposition of mineralized material. Later volcanism, faulting, erosion and sedimentation affected the mineralized material.

Claims

The Tonkin Springs project consists of a total of 1,225 claims. Of that amount, an aggregate of 279 of the unpatented mining claims covered by the Project are leased from unaffiliated third parties pursuant to two mining leases. One lease at Tonkin North, which covers 269 claims, has an initial term which expires December 31, 2006 and may be extended from year to year, up to a maximum term of 99 years, by production from the leased claims. The Buffington Lease, which covers 10 claims, had an initial term which expired August 9, 1996, and has been extended on a year to year basis by continued payment of advance royalties.
Each lease contains certain conditions and other requirements for annual payments, as well as expenditures or work to be performed in order to retain the leased claims.

The Tonkin North lease requires an annual advance royalty in the amount of $150,000, or the value of 450 ounces of gold, whichever is greater, which royalty is payable in January of each year. The lease also requires production royalties of 5% of the gross sales price of gold or silver but provides for recapture of annual advance royalties previously paid. TSLLC is required to perform an annual work commitment and the lease includes a defined area of interest extending from the boundaries of certain claims. Certain of the claims which are included in the Tonkin North lease are also subject to a 1% net smelter return royalty (defined as gross revenues from sales of minerals, less refining costs, transportation costs, severance, production and sales taxes, and sales commissions) payable to Precambrian Exploration, Inc. after $15,000,000 in gross revenues are realized from the claims.

The Buffington lease requires nominal payment of an initial advance royalty and 5% of all net returns following commencement of production.

An aggregate of 913 of the unpatented mining claims covered by the Project, as well as 33 millsites claims, are owned by TSLLC. A total of 317 of these claims are subject to a royalty of 2% of net smelter returns, which becomes payable to Precambrian Exploration, Inc. after $50 million in gross revenues is realized from the claims. Precambrian Exploration, Inc. is an unaffiliated third party and predecessor in interest to the claims. Precambrian may elect to receive its royalty in the form of gold and silver upon proper notice to TSLLC. The remaining claims and the millsites are not subject to any royalties.

In March, 1994, 215 claims covering approximately 4,400 acres in the vicinity of the Tonkin Springs project were acquired from an unaffiliated third party. The claims are subject to a royalty of 1% of net smelter returns for gold when the indexed price of gold is $350 per ounce or more, and a royalty of 1% of net smelter returns for silver when the indexed price of silver is $3.50 per ounce or more. No royalties are payable at lower indexed prices. The indexed prices shall reflect adjustments based on the Producer's Price Index, sub-index Finished Goods Excluding Foods, as published by the United States Department of Commerce.

History of Property

In late 1989, U.S. Gold substantially completed construction of a 1,500 ton-per-day milling facility at Tonkin Springs designed to utilize stirred-tank bioleaching technology in the pre-oxidation step for sulfide mineralized material to allow subsequent extraction of the gold through the conventional carbon-in-leach mill process. The construction cost of the mill was approximately $31 million. We operated the integrated mill facility in a start-up mode commencing in March, 1990. However, the mill facility did not reach commercial operation by June, 1990, and because of severe liquidity problems we put the operation on stand-by status beginning in June, 1990, while we concluded a transaction with a wholly-owned subsidiary of Homestake Mining Company of California, hereafter called "Denay". In the February 13, 1991
Denay transaction, we sold a 51 percent undivided interest in the Tonkin Springs properties to Denay and the parties contributed their respective interests in the properties into the TSVLP. Ownership in the TSVLP was initially: Tonkin Springs Gold Mining Company, also referred to as "TSGMC", a wholly-owned subsidiary of the Company- 49 percent, Denay- 51 percent, with Denay and TSGMC general partners and Homestake Nevada a limited Partner. Denay was initially designated manager of the Properties. Effective October 9, 1992, Denay withdrew from TSVLP as was provided for and governed by the Limited Partnership Agreement and the partnership interest of the withdrawing parties reverted to TSGMC and U.S. Environmental Corporation, also referred to as "USEC" and a wholly-owned subsidiary of the Company. Upon the withdrawal by Denay from the TSVLP, the Company aquired 100% ownership of the partnership with our interest held 99.5% by TSGMC and 0.5% by USEC. Effective December 31, 1993, TSVLP sold a 60% interest in Tonkin Springs to Gold Capital Corporation. As noted above, TSVLP now holds a 40% interest in the Tonkin Springs LLC which owns the Tonkin Springs properties.

ITEM 3.    LEGAL PROCEEDINGS.

NONE

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

NONE

                                    PART II

ITEM 5.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock currently trades on the OTC Bulletin Board under the symbol "USGL." Until September 25, 1998, our common stock was traded on The Nasdaq SmallCap Market. The tables below set forth the high and low sales prices for our common stock as quoted by The Nasdaq SmallCap Market through September 25, 1998 and, thereafter, as reflected on the OTC Bulletin Board, for the fiscal years ended December 31, 1999 and 1998. Quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and do not necessarily represent prices at which actual transactions were effected.

     Fiscal Year Ended
     December 31, 1999      High         Low
     First Quarter        $ 0.188      $ 0.125
     Second Quarter       $ 0.280      $ 0.125
     Third Quarter        $ 0.310      $ 0.125
     Fourth Quarter       $ 0.290      $ 0.150

     Fiscal Year Ended
     December 31, 1998      High         Low
     First Quarter        $ 0.938      $ 0.375
     Second Quarter       $ 0.750      $ 0.438
     Third Quarter        $ 0.688      $ 0.313
     Fourth Quarter       $ 0.500      $ 0.140

As of March 1, 2000, there were approximately 7,500 record holders for our common stock.

No dividends have ever been paid with respect to our common stock and we do not anticipate the payment of dividends in the foreseeable future.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The principal property of U.S. Gold Corporation (the "Company") is it's 40 percent interest in Tonkin Springs (the "Properties"). The Company holds it's interest in the Properties through Tonkin Springs Venture Limited Partnership ("TSVLP"), a partnership owned by subsidiaries of the Company.

Until February 26, 1999, the Properties were subject to the Tonkin Springs Project Joint Venture as amended (the "1993 Agreement") with Gold Capital Corporation ("Gold Capital") owner of 60 percent, project manager and responsible for all funding. Effective February 26, 1999 (the "Effective Date") TSVLP and Gold Capital terminated the 1993 Agreement and each retained their respective 40% and 60% undivided interests in the Properties.

Gold Capital then immediately sold it's 60% undivided interest in the Properties to Tonkin Springs Holdings Inc., a Colorado corporation ("TSHI") which is owned by subsidiaries of Sudbury Contact Mines Limited, an Ontario, Canada corporation ("Sudbury")(SUD:TSE), which is itself a subsidiary of Agnico-Eagle Mines Limited, an Ontario, Canada corporation ("Agnico-Eagle") (NYSE:AME).

TSVLP and TSHI (the "Members") then immediately contributed their respecitive undivided interests in the Properties into a new limited liability company, Tonkin Springs LLC ("TSLLC") in exchange for 40% and 60%, respectively, of the equity membership interest of TSLLC. TSHI is manager of TSLLC.

Activities at Tonkin Springs Properties

During 1999, TSLLC was primarily involved with the assembly of an experienced exploration team of employees and contract personnel at the Tonkin Springs Project, the organization and compilation of existing and historic exploration data in a more useful computerized data base, and in the addition of geologic mapping and surface rock chip sampling where appropriate. From these activities the exploration team has initially identified various locations considered high priority exploration areas. These areas are generally outside of the "mine corridor" where the Company had previously concentrated its exploration efforts and where the existing ore grade mineralization is presently located. Current exploration drilling at the project commenced during the late forth quarter of 1999 continuing into year 2000 and is anticipated to test three of the high priority exploration areas. Other areas of exploration interest also remain to be evaluated on the extensive 36 square mile property package.

The preliminary budget for Tonkin Springs for year 2000 includes funding for an estimated 35,000 feet of reverse circulation drilling, related road construction and permitting costs for testing new target areas as well as exploring open-ended high-grade mineralization in the existing pit areas. In addition, additional geophysical studies, detailed mapping and sampling is anticipated to evaluate new targets as they are generated.

In addition to the new high priority exploration targets discussed above, within the mine corridor target area additional drilling is planned to explore for mineralization in the deeper and peripheral zones of the known resources and to search for and delineate additional gold resources outside of these areas.

During the fourth quarter of 1998, the Company submitted samples of Tonkin Springs sulfide ore to Newmont Mining Corporation for the purposes of having Newmont test the ore with their proprietary and commercially proven N2TEC flotation technology. The test work involved grinding the ore followed by flotation using the N2TEC process to concentrate the gold bearing sulfides. While the test work was limited in sample size and scope, the tests did indicate that the sulfide ores from Tonkin Springs are amenable to N2TEC flotation with the gold in the ore recovered either in a concentrate form or through cyanidation resulting in a combined recovery of up to 91 percent. This test work indicates that an additional, commercially proven technology may be available to process the Tonkin Springs ores and could be used with minimal addition to the existing 2,000 ton per day mill facility located at the Project. The Company understands that TSLLC is continuing discussions amd additional test work with Newmont related to the N2TEC technology.

Tonkin Springs LLC is also progressing with its Mine Plan for the Tonkin Springs Project which his been submitted to the appropriate government regulatory authorities. Other environmental activities include hydrological studies and evaluation which would be required to be completed prior to commencing any operations at the Project, and the care and maintenance of areas of prior disturbances.

Changes in Financial Condition

As noted above, effective February 26, 1999, and in exchange for contributing it's respective 40% undivided interests in the Properties, TSVLP received 40% of the equity membership interest of TSLLC. The deemed amount of the Initial Contribution of TSVLP to TSLLC is $2 million and the deemed amount of TSHI's Initial Contribution to TSLLC is $3 million. The objective of TSLLC is the exploration, evaluation and, if justified, the development and mining of mineral resources in the Properties.

At the Effective Date, TSHI paid to TSVLP $190,000, and agreed to make additional payments to TSVLP in the amount of $45,000 per month commencing March 1, 1999 and continuing for an additional 33 months (collectively the "Minimum Payments to TSVLP"). The aggregate of Minimum Payments to TSVLP, $1,720,000, represent consideration for the terms and conditions of the TSLLC, and one half of such payments will be added to TSHI's Recoupable Amount as discussed further below. Through December 31, 1999, the Company has recieved $685,000 in Minimum Payments and as of that date the Company has recorded a $1,035,000 receivable due from the TSLLC reflecting the remaining Minimum Payments to TSVLP of which $495,000 was classified as a current asset. The Company also has recorded a $1,035,000 deferred credit with the effect that the entire TSHI receivable is offset by a deferred credit.

Under the Members' Agreement and the Operating Agreement of TSLLC, TSHI is required to fund all costs related to the Properties, including all holding, administrative, operational and exploration costs, until TSHI has first expended $4 million on Exploration of the Properties (the "Cut-Off Date"). All expenditures funded by TSHI prior to the Cut-Off Date shall be added to TSHI's Recoupable Amount which has as its opening balance the sum of $5,625,000, which was intended to represent approximately one-half of the recoupment account
balance of Gold Capital under the 1993 Agreement as of the Effective Date.   As
of December 31, 1999, TSHI has reported that it has spent $703,473 in Exploration and that the Recoupmemt Balance as of that date was $7,338,022.

The Operating Agreement of the TSLLC defines Commencement of Commercial Production ("CCP"). After CCP, 60% of positive cash flow from operations of the Properties ("Cash Flow"), if any, shall be distributed to TSHI until TSHI has recovered its Recoupment Amount, and the remaining 40% of Cash Flow shall be distributed to the Members based upon their respective ownership interest on a calendar quarter basis. Therefore, initially during the period in which TSHI is thus receiving preferential payments, TSVLP shall receive 16% of Cash Flow from operations. Cash Flow otherwise due TSVLP shall first be applied to reduce any Elected Loans outstanding from TSHI, as discussed further below.

On the last day in the calendar month in which CCP is achieved, TSHI shall pay TSVLP an additional amount to be calculated by multiplying $15,000 times the number of months from the Effective Date through the month in which CCP is achieved (the "Lump-Sum Payment").

After the Cut-Off Date, TSHI is required to exercise reasonable efforts to attempt to obtain third party project financing for any development of the Properties requiring funding in excess of $20 million. After the Cut-Off Date, TSVLP is required to fund its 40% share of all costs of the Properties or be subject to dilution under a formula. However, as long as TSHI owns at least 50% interest in TSLLC, TSHI is obligated to loan TSVLP its share of funding of an adopted program and budget after the Cut-Off Date under one-year term loans (the "Elected Loan") with an interest rate of LIBOR plus 2%. If, however, TSVLP does not repay an Elected Loan when due, TSHI shall have no further obligation to make additional Elected Loans to TSVLP and the amounts of defaulted Elected Loans and accrued interest thereon (the "Default Amount") shall be incorporated into the computation of dilution of TSVLP's working interest under a formula. If the ownership interest of any Member falls to 10 percent or less as a result of dilution, then such Member shall be deemed to have withdrawn from the TSLLC and to have automatically relinquished and transferred its interest to the other Member and upon such relinquishment the withdrawing Member shall be granted an overriding 2% net smelter royalty (the "NSR") on products subsequently extracted, removed and sold from the Properties.

The Company recognized neither a gain nor a loss on the termination of the 1993 Agreement or with the contribution of its 40% undivided interest in the Properties to the TSLLC.

Under the old 1993 Agreement which was terminated February 26, 1999, Gold Capital was required to pay TSVLP $60,000 per month in minimum cash
distributions during a 36 month period commencing September 1, 1998.   Gold
Capital made the required payments for September and October of 1998 but did not make any further payments. With the termination of the 1993 Agreement, the obligations by Gold Capital were also terminated. Gold Capital funded all costs related to Tonkin Springs through the transaction with TSHI effective February 26, 1999, described above.

Liquidity and Capital Resources

As of December 31, 1999, the Company had working capital of $360,820 made up of current assets of $543,480 and current liabilities of $182,338. During year 2000, the Company anticipates receipt of $495,000 in Minimum Payments to TSVLP from TSHI. The Company may also issue equity in public or private transactions to raise additional working capital. These items are the primary source of working capital presently anticipated during 2000. Net cash used in operations decreased from $728,626 for 1998 to $686,086 for 1999, reflecting decreases during 1999 in cash paid to suppliers and employees. Cash flow from investing activities increased to $742,010 in 1999 from $116,581 in 1998, primarily reflecting receipt of $685,000 in Minimum Payments from TSHI and proceeds from
the sale of all Globex common stock.   Cash flows from financing activities
decreased from $(2,000) for 1998 to $(9,398) in 1999 reflecting higher payments on installment purchase contracts.

Results of Operations - 1999 Compared to 1998

For 1999 the Company recorded a net loss of $59,762 or $.00 per share, compared to a loss for 1998 of $2,790,159 or $.20 per share. The 1998 results included a write down of Globex securities held for sale of $1,927,871 and a write off of deferred tax asset of $41,203.

Through December 31, 1999, the Company has recieved $685,000 in Minimum Payments from TSHI of which $640,000 have been recorded as income for 1999. Also during 1999 the Company sold its shares of stock in Globex which generated proceeds of $57,453 and recorded a related loss of $5,105. The 1998 results include $120,000 in payments from Gold Capital under the 1993 Agreement.

General and administrative expense decreased approximately $208,256 in 1999 to $654,164 primarily reflecting lower rent and salaries expense as well as reduced investor relations and financial consulting costs.

As of December 31, 1999, the Company has approximately $11,200 in alternative minimum tax credits which can be carried forward and utilized against future tax income as well as capital loss carryforward of approximatley $1,900,000 which are available for capital gains with $2,000,000 expiring in 2002 and $700,000 expiring in 2004.

Other

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS REPORT WHICH RELATE TO THE COMPANY'S PLANS, OBJECTIVES OR FUTURE PERFORMANCE MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF MANAGEMENT. ACTUAL STRATEGIES AND RESULTS MAY DIFFER MATERIALLY FROM THOSE CURRENTLY EXPECTED BECAUSE OF FACTORS INCLUDING GOLD PRICE, MINERALIZED MATERIAL GRADES, METALLURGICAL RECOVERY, OPERATING COSTS, MARKET VALUATION, AND PROJECT OPERATOR'S DECISIONS AND PERFORMANCE UNDER THE TONKIN SPRINGS LIMITED LIABILITY COMPANY, AS WELL AS OTHER RISKS AND UNCERTAINTIES.

ITEM 7.    FINANCIAL STATEMENTS

Index to Financial Statements

  Report of Independent Certified Public Accountants
  Consolidated Statements of Operations for the years
    ended December 31, 1999 and 1998
  Consolidated Balance Sheet at December 31, 1999
  Consolidated Statements of Changes in Shareholders'
    Equity for the years ended December 31, 1999 and 1998
  Consolidated Statements of Cash Flows for the
    years ended December 31, 1999 and 1998
  Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
U.S. Gold Corporation
Lakewood, Colorado

We have audited the accompanying consolidated balance sheet of U.S. Gold Corporation as of December 31, 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the U.S. Gold Corporation as of December 31, 1999, and the results of its operations and its cash flows for each of the two years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

Stark Tinter & Associates, LLC
Certified Public Accountants

March 17, 2000
Denver, Colorado


                         U.S. GOLD CORPORATION
                  CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31,                 1999                 1998

Project payments                             $640,000              $120,000
Interest income                                   118                 8,934
Gain (loss) on sale of assets                 (12,566)                2,010
                                              627,552               130,944

Costs and expenses:
  General and administrative                  654,560               862,420
  Consulting fees, related Parties (Note 12)   10,000                61,480
  Loss on securities held for sale                  -             1,927,871
  Interest                                      6,916                 2,630
  Depreciation                                 16,230                25,499
                                              687,706             2,879,900

Loss before income taxes                      (60,154)           (2,748,956)

Provision for income taxes (Note 6)                 -                     -
Write off of deferred tax asset, net (Note 6)       -                41,203
Net loss                                     $(60,154)          $(2,790,159)

Basic and diluted per share data:
  Basic                                        $(0.00)               $(0.20)
  Diluted                                      $(0.00)               $(0.20)


The accompanying notes are an integral part of these consolidated financial statements.

                        U.S. GOLD CORPORATION
                     CONSOLIDATED BALANCE SHEET
                        December 31, 1999

ASSETS
Current assets:
  Cash and cash equivalents                                $48,480
  Project payments receivable (Note 2)                     495,000
    Total current assets                                   543,480

Project payments receivable (Note 2)                       540,000
Investment in Tonkin Springs LLC (Note 2 and 3)          2,262,578
Other assets (Note 5)                                       62,574
                                                        $3,408,632

LIABILITIES, DEFERRED CREDIT & SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued liabilities                  $16,987
 Installment purchase contracts (Note 10)                   10,681
 Related party payables (Note 11)                          155,388
                                                           183,056

Installment purchase contracts, long-term (Note 10)         33,004
Deferred credit, project payments (Note 2)               1,080,000
Reserve for reclamation (Note 3)                           640,000
    Total liabilities and deferred credit                1,936,060

Commitments and contingencies (Note 4, 9 and 10)                 -

Shareholders' equity (Note 7):
  Common stock, $.10 par value, 18,000,000
   shares authorized; 13,964,665 shares issued
   and outstanding                                       1,396,466
  Additional paid-in capital                            31,971,695
  Accumulated deficit                                  (31,895,589)
    Total shareholders' equity                           1,472,572

                                                        $3,408,632

The accompanying notes are an integral part of these consolidated financial statements.

                         U.S.GOLD CORPORATION
      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                   Common   Stock          Additional
                                             Par            Paid-in
                                   Shares   Value           Capital

Balance, January 1, 1998          13,927,469  $1,392,747   $31,969,459

Changes in unrealized loss
on securities available for sale           -           -             -

Net Loss                                   -           -             -

Balance, December 31, 1998        13,927,469   1,392,747    31,969,459

Exercise of stock options
(Note 7)                              37,500       3,750         2,250

Treasury shares canceled               (255)        (26)          (19)

Rounding of fractional
share holdings                          (49)         (5)            5

Net loss                                  -           -             -

Balance, December 31, 1999       13,964,665  $1,396,466   $31,971,695

                          U.S.GOLD CORPORATION
         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, Continued

                                                             Unrealized
                                                              Loss on
                                                             Securities
                                             Accumulated      Available
                                               Deficit        for Sale

Balance, January 1, 1998                     $(29,045,276)    $(884,595)

Changes in unrealized loss
on securities available for sale                        -       884,595

Net Loss                                       (2,790,159)            -

Balance, December 31, 1998                    (31,835,435)            -

Exercise of stock options
(Note 7)                                                -             -

Treasury shares canceled                                -             -

Rounding of fractional
share holdings                                          -             -

Net loss                                          (60,154)            -

Balance, December 31, 1999                   $(31,895,589)           $-


The accompanying notes are an integral part of these consolidated financial statements.


                                U.S. GOLD CORPORATION
                         CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             For the years ended December 31,
                                                      1999             1998
Cash flows from operating activities:
  Cash paid to suppliers and employees            $(679,288)       $(734,930)
  Interest received                                     118            8,934
  Interest paid                                      (6,916)          (2,630)

Cash used in operating activities                  (686,086)        (728,626)

Cash flows from investing activities:
  Cash received from project distributions          685,000          120,000
  Capital expenditures                               (1,193)          (5,431)
  Sale of assets                                     58,203            2,012
Cash provided by investing activities               742,010          116,581

Cash flows from financing activities:
  Payments on installment purchase contracts         (9,398)          (2,000)
Cash used in financing activities                    (9,398)          (2,000)

Increase (decrease) in cash and cash equivalents     46,526          (614,045)
Cash and cash equivalents, beginning of year          1,954           615,999
Cash and cash equivalents, end of year              $48,480            $1,954

Reconciliation of net loss to cash used in operating activities:

  Net loss                                         $(60,154)      $(2,790,159)
  Items not requiring (providing) cash:
    Loss on securities held for sale                      -         1,927,871
    Depreciation, depletion and amortization         16,230            25,499
    Write-off of deferred tax asset, net                  -            41,203
  Decrease in other assets related
    to operations                                  (649,280)                -
  Increase (decrease) in liabilities
   related to operations                              7,118            66,960

Cash used in operating activities                 $(686,086)        $(728,626)

The accompanying notes are an integral part of these consolidated financial statements.

                               U.S. GOLD CORPORATION
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Basis of presentation: U.S. Gold Corporation (the "Company") was organized under the laws of the State of Colorado on July 24, 1979. Since its inception, the Company has been engaged in the exploration for, development of, and the production and sale of gold and silver.

Basis of consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, as well as the accounts of the wholly-owned Tonkin Springs Venture Limited Partnership ("TSVLP"). Significant intercompany accounts and transactions have been eliminated.

Statements of cash flows: The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Equity Method Investment: Investment in Tonkin Springs is accounted for under the equity method of accounting. Under the equity method of accounting, the original investment is recorded at cost and adjusted by the Company's share of undistributed earnings, losses and distributions. This investment is evaluated periodically and carried at the lesser of cost or its estimated realizable value.

Property and equipment: Property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major betterments are capitalized. Gains or losses on disposition are recognized in operations.

Exploration and development costs: General exploration costs are expensed as incurred while exploration and acquisition costs related to projects are deferred until the properties are put into commercial production, sold, or abandoned. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also deferred. Costs incurred to maintain current production or to maintain properties on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment.

The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs to determine if these costs are in excess of their net realizable value and if an impairment needs to be recorded. Permanent impairments are evaluated periodically based upon expected future cash flows in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets." This statement did not have an effect on the financial statements for the year ended December 31, 1999 or 1998.

Depreciation: Depreciation of property and equipment is computed using the units-of-production and straight-line methods, depending upon which method more accurately reflects the related assets' use. Mine development costs are charged to operations using the units-of-production method based on estimated ounces of gold to be recovered. Property and equipment are being depreciated using the straight-line method over the estimated economic lives ranging from 3 to 5 years.

Property reclamation costs: The estimated reclamation cost obligation related to present disturbances at the Tonkin Springs Properties is carried as a liability. Changes to these estimates, or the estimated reclamation costs associated with other mineral properties, are accrued and charged over the expected life of each property using the units of production method. Ongoing environmental and reclamation expenditures are expensed as incurred.

Stock Option Plans: The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost has been recognized for stock options issued to employees as the exercise price of the Company's stock options granted equals or exceeds the market price of the underlying common stock on the date of grant.

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Company to provide pro forma information regarding net income as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

Revenue Recognition:  The Company recognizes revenues when earned.

Per share amounts: Statement of Financial Accounting Standards No. 128 provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding during the period (13,936,313 for 1999 and 13,927,469 for 1998). Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. As of December 31, 1999 and 1998, options are not considered in the computation of diluted earnings per share as their inclusion would be antidilutive. The implementation of this standard did not have a material effect on the consolidated financial statements.

Income Taxes: The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS No. 109.") Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Concentration of risks: The Company's investment in the Tonkin Springs Project is exposed to concentration of risk primarily because this investment is managed by and funded by the other participant in the Tonkin Springs Limited Liability Company ("TSLLC"), Tonkin Springs Holding, Inc. and this investment is dependent upon the successful operations of TSLLC.

Use of estimates: The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments.
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 1999.

The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash and cash equivalents, receivables and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand.

Recent Pronouncements: The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133." The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging ACtivities," which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedge item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined if it will early adopt and what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

2.  Tonkin Springs Project

From December 31, 1993 until February 26, 1999, TSVLP, a partnership owned by subsidiaries of the Company, held a 40 percent undivided interest in the Tonkin Springs Properties (the "Properties") subject to a mining joint venture, the Tonkin Springs Project Joint Venture as amended (the "1993 Agreement"), with Gold Capital Corporation ("Gold Capital") being the holder of 60 percent undivided interest and project manager. In August 1997, Gold Capital became a wholly-owned subsidiary of Globex Mining Enterprises, Inc. ("Globex"), a Canadian corporation with shares traded on the Toronto stock exchange
(symbol: "GMX") pursuant to the merger of Gold Capital with a subsidiary of Globex (the "Gold Capital Merger"). With the Gold Capital Merger the Company and TSVLP received an aggregate of 631,905 shares of Globex common stock in exchange for shares of Gold Capital. During 1999, the Company sold its shares of Globex for aggregate proceeds of $57,453 recognizing a loss of $5,105.

Effective February 26, 1999 (the "Effective Date") TSVLP and Gold Capital terminated the 1993 Agreement and each retained their respective 40 percent and 60 percent undivided interests in the Properties. Gold Capital then immediately sold its 60 percent undivided interest in the Properties to Tonkin Springs Holdings Inc., a Colorado corporation ("TSHI") which is owned by subsidiaries of Sudbury Contact Mines Limited, an Ontario, Canada corporation ("Sudbury") (SUD:TSE), which is itself a subsidiary of Agnico-Eagle Mines Limited, an Ontario, Canada corporation ("Agnico-Eagle") (AME:NYSE). TSHI then immediately contributed its 60 percent undivided interest in the Properties into a new limited liability company, Tonkin Springs LLC ("TSLLC") in exchange for 60 percent of the equity membership interest of TSLLC, and TSVLP contributed its 40 percent undivided interest in the Properties into TSLLC in exchange for 40 percent of the equity membership interest of TSLLC. The deemed amount of the Initial Contribution of TSVLP to TSLLC is $2 million and for TSHI the Initial Contribution to TSLLC is $3 million. The objective of TSLLC is the exploration, evaluation and, if justified, the development and mining of mineralization in the Properties.

Under the 1993 Agreement Gold Capital was obligated to pay TSVLP $60,000 per month in minimum cash distributions during a 36 month period commencing
September 1, 1998.   Gold Capital made the required payments for September and
October, 1998, but did not make any subsequent payments through the date of termination of the 1993 Agreement.

Under the Members' Agreement and the Operating Agreement of the TSLLC, TSHI is required to fund all costs related to the Properties, including all holding, administrative, operational and exploration costs, until TSHI has first expended $4 million on Exploration (exploration related costs only) of the Properties (the "Cut-Off Date"). All expenditures funded by TSHI prior to the Cut-Off Date, including Exploration, holding, administrative or other operational costs of the Properties, shall be added to TSHI's Recoupable Amount which has as its opening balance the sum of $5,625,000, which was intended to represent approximately one-half of the recoupment account balance of Gold Capital under the 1993 Agreement as of the Effective Date. TSHI has reported that through December 31, 1999 the balance of Exploration expenditures on the Properties is approximately $703,473 and that the balance of the Recoupable
Amount as of that date is approximatley $7,338,022.   If TSHI should withdraw
from the TSLLC prior to Cut-Off, TSHI shall have no further right, title or interest in the Properties of TSLLC and its ownership interest shall be deemed transferred to TSVLP. In addition, TSHI shall remain obligated to TSVLP: (i) to fund the remaining balance of the adopted Program and Budget in effect upon termination, (ii) to complete its Minimum Work Commitment for Exploration of the Properties in the amount of $2 million, or pay to TSVLP the deficiency,
(iii) to pay any unpaid Monthly Minimum Payments to TSVLP (as described further below) that are due and payable, and (iv) to fund and satisfy all unfunded liabilities to third parties arising out of operations conducted subsequent to the Effective Date but prior to the date of TSHI's withdrawal or deemed
withdrawal.   TSVLP and TSHI (the "Members") have designated Tonkin Springs
Management Co., a Colorado corporation ("TSMC", and an affiliate of TSHI) as the initial Manager of the Properties with overall management responsibilities for operations.

At the Effective Date, TSHI paid to TSVLP $190,000, and commencing March 1, 1999 TSHI began making additional payments to TSVLP in the amount of $45,000 per month through December 1, 2001 (collectively "Minimum Payments to TSVLP"). During 1999, the Company received $685,000 in Minimum Payments to TSVLP of which $640,000 are reflected in revenue in the Statements of Operations and $45,000 will be recognized as revenue in January, 2000. One half of Minimum Payments to TSVLP are added to TSHI's Recoupable Amount as discussed further below (and included in the December 31, 1999 balance as reported above). As of December 31, 1999, there remains recorded a $1,035,000 receivable due from the TSLLC reflecting remaining Minimum Payments to TSVLP, of which $495,000 is classified as a current asset, offset by a $1,080,000 deferred credit, with the effect that the entire receivable is offset by a deferred credit.

The Operating Agreement of the TSLLC defines Commencement of Commercial Production ("CCP"). After CCP 60 percent of positive cash flow from the operations of the Properties ("Cash Flow"), if any, shall be distributed to TSHI until TSHI has recovered its Recoupment Amount, and the remaining 40 percent of Cash Flow shall be distributed to the Members based upon their respective ownership interest on a calendar quarter basis. After TSHI has recovered the Recoupment Amount, 100 percent of Cash Flow shall be distributed to the Members in proportion to the Member's ownership interest. Therefore, initially during the period in which TSHI is thus receiving preferential payments, TSVLP shall receive 16 percent of Cash Flow, if any, from operations. Cash Flow other wise due TSVLP shall first be applied to reduce any Elected Loans outstanding from TSHI, as discussed further below.

On the last day in the calendar month in which CCP is achieved, TSHI shall pay TSVLP an additional amount to be calculated by multiplying $15,000 times the number of months from the Effective Date through the month in which CCP is achieved (the "Lump-Sum Payment").

After the Cut-Off Date, TSHI is required to exercise reasonable efforts to attempt to obtain third party project financing for any development of the Properties requiring funding of more than $20 million. After the Cut-Off Date, TSVLP is required to fund its 40 percent share of all costs of the Properties or be subject to dilution under a formula. Either party may elect to contribute a lesser amount or none towards its share of an adopted program and budget. However, as long as TSHI owns at least 50 percent interest in TSLLC, TSHI is obligated to loan TSVLP its share of funding of an adopted program and budget after the Cut-Off Date under one-year term loans (the "Elected Loan") with an interest rate of LIBOR plus 2 percent. If, however, TSVLP does not repay an Elected Loan when due, TSHI shall have no further obligation to make additional Elected Loans to TSVLP and the amounts of defaulted Elected Loans and accrued interest thereon shall be incorporated into the computation of dilution of
TSVLP's working interest under a formula.    If the ownership interest of any
Member falls to 10 percent or less as a result of the dilution formula, then such Member shall be deemed to have withdrawn from the TSLLC and to have automatically relinquished and transferred its interest to the other Member and upon such relinquishment the withdrawing Member shall be granted an overriding 2 percent net smelter royalty (the "NSR") on products subsequently extracted, removed and sold from the Properties.

The Company has guaranteed TSVLP's obligations under the TSLLC and TSVLP has given a security interest (consisting of its ownership interest arising under the TSLLC) in favor of TSHI to secure its performance under the TSLLC. Sudbury has guaranteed certain obligations of TSHI. The Company recognized neither a gain nor a loss on the termination of the 1993 Agreement or with the contribution of its 40 percent undivided interest in the Properties to the TSLLC.

3.  Condensed Financial Information of Tonkin Springs LLC, unaudited

As noted in Footnote 2 above, effective February 26, 1999, the Company's interest in the Tonkin Springs Properties were contributed into the Tonkin Springs LLC with TSMC as manager. The following is the condensed balance sheet of Tonkin Springs LLC as of December 31, 1999, and a condensed statement of
operations for the approximate 10 months then ended.   All costs associated with
the Properties have been funded by TSHI.


    STATEMENT OF OPERATIONS                              Period Ended
                                                      December 31, 1999
    Interest income                                         $45,625

    Exploration expense                                     703,473
    Property holding costs                                  735,174
    Depreciation expense                                     46,345
                                                          1,484,992

    Net loss                                             (1,439,367)


    BALANCE SHEET                                    December 31, 1999
    Assets:
     Cash                                                   $82,790
     Prepaid claim fees                                     115,607
                                                            198,397

    Property, plant, equipment                            5,092,693
    Restricted time deposit for reclamation bond          1,347,224
    Total assets                                         $6,638,314


    Liabilities, Reserves and Members' Equity:
    Current liabilities                                    $150,870
    Reserve for reclamation                               1,469,000
                                                          1,619,870
    Members' Equity-
      TSHI                                                3,018,444
      TSVLP                                               2,000,000
    Total members' equity                                 5,018,444
    Total liabilities, reserves and members' equity      $6,638,314


Note A. TSVLP and TSHI are jointly responsible for reclamation of disturbances of the Properties. The current estimate of reclamation costs, on a 100 percent basis, totals approximately $1.47 million of which TSVLP and the Company reflects $640,000 on its balance sheet related to its 40 percent share. Actual reclamation, generally, will be commenced upon the completion of operations at the Properties. Bonding of reclamation under various Nevada and Federal Bureau of Land Management agencies, tentatively set at $1.3 million, is the responsibility of TSHI under the terms of the Tonkin Springs LLC prior to Cut-Off. Tonkin Springs LLC has a cash bond posted in the initial amount of $1.3 million with the required governmental agencies secured by a restricted cash time deposit for a total balance of reclamation deposits of $1,347,224.

4.  Loan Settlement Agreement with FABC

On February 21, 1992, the Company, among other related things, entered into a Loan Settlement Agreement with its senior secured lender, The French American Banking Corporation ("FABC"). The Company discharged its debt to FABC and terminated all prior security interests related thereto. As part of the consideration to FABC under the Loan Settlement Agreement, the Company entered into an agreement between Tonkin Springs Gold Mining Company, a wholly-owned subsidiary of the Company ("TSGMC") and FABC entitled "Agreement To Pay Distributions," which requires TSGMC to pay a limited portion of certain distributions from TSVLP to FABC. TSVLP has complete control of such distributions, if any, to TSGMC. Under the terms of the Agreement To Pay Distributions, TSGMC is required to pay to FABC (i) the first $30,000 in cash or value of asset distributions, as defined in such agreement, received from TSVLP, plus (ii) an amount equal to 50 percent of such retained distributions in cash or value of asset distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC shall terminate after FABC has been paid a total of $2,030,000 thereunder.

5.  Other Assets

At December 31, 1999, property and equipment consisted of the following:

         Office furniture and equipment         $72,833
         Trucks and autos                        78,137
         Equipment                               13,513
                                                164,483
         Less: accumulated depreciation        (112,953)
                                                $51,530

The remainder of Other Assets consists of deposits, employee advances and miscellaneous receivables.

6.  Income Taxes

In various transactions entered into February 21, 1992, the Company had an ownership change, as that term is defined under Section 382 (g), IRC. As a result, the tax net operating loss carry forwards and the investment tax credit carry forwards are subject to annual limitations under Section 382 IRC, following the date of such ownership change. Except as noted below, the Company will receive no future benefits from net operating loss carryforwards or investment tax credit carryforwards existing as of the date of the ownership change. At December 31 1999, the Company estimates that tax loss carry forwards totals approximately $4,828,000 expiring in year 2014. The Company has an additional capital loss carryforward of approximately $1,900,000 which are only available against capital gains from investment securities expiring in years 2002 and 2004.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 are presented below:

         Deferred tax assets:
          Alternative minimum tax credit carryfoward         $11,200
          Reclamation obligation                             140,800
          Net operating loss carryforward                  1,062,200
          Capital loss carryforward                          268,400
         Total gross deferred tax assets                   1,482,600
          Less valuation allowance                        (1,179,400)
         Net deferred tax assets                             303,200

         Deferred tax liabilities:
          Basis in TSVLP                                    (303,200)
         Total gross deferred tax liabilities               (303,200)

         Total net deferred tax asset                             $-

The Company believes that it is more likely than not that the net deferred tax asset will not be realized. Therefore, the full valuation allowance has been provided for net deferred tax assets.

A reconciliation of the tax provision for 1999 and 1998 at statutory rates is comprised of the following components:
                                                      1999          1998
     Statutory rate tax provision on book loss      $(20,000)    $(949,000)

     Book to tax adjustments:
      Gain (loss) from joint venture                  12,000        (3,200)
      Valuation allowance                              8,000       952,200
     Tax provision                                        $0            $0


7.   Shareholders' Equity

On July 21, 1998, the shareholders of the Company approved an amendment to the Articles of Incorporation to increase the authorized shares of the Company from 15 million shares to 18 million shares. Stock options have been granted to key employees, directors and others under the Non-Qualified Amended and Restated Stock Option and Stock Grant Plan (the "Plan"). Options to purchase shares under the Plan were granted at market value as of the date of the grant. The number of shares reserved under the Plan is 2,500,000. On May 22, 1998, an option of a member of the Board of Directors to purchase a total of 100,000 shares at an exercise price of $.97 per share was terminated without consideration. Option to purchase a total of 100,000 shares at an exercise price of $.53 per share were granted to a member of the Board of Directors on May 22, 1998. There were no exercise of stock options during 1998. During 1999, options to purchase 2,148,295 at exercise prices of $.28 to $.53 per share were terminated without consideration. On January 20, 1999, options to purchase an aggregate of 2,148,295 shares at exercise price of $.16 per share were granted to officers and members of the Board of Directors which options expire five years after the grant date. Options for 37,500 shares at an exercise price of $0.16 were exercised during 1999 in exchange for directors fees payable. Options to purchase a total of 2,110,795 shares at an exercise price of $.16 per share remain outstanding and unexercised as of December 31, 1999.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used: (1) for the 1999 grant: dividend yield of 0 percent; expected volatility of 4.6 percent; risk free interest rate of 5.4 percent; and expected life of 4.1 years; and (2) for the 1998 grant: dividend yield of 0 percent; expected volatility of 19.97 percent; risk free interest rate of 5.03 percent; and expected life of 10 years.

Under the accounting provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been adjusted to the following pro forma amounts:

                                         1999                1998
     Net loss
       As reported                   $(60,154)        $(2,790,159)
       Pro forma                    $(141,529)        $(2,811,557)

     Basic net loss per share
       As reported                     $(0.00)             $(0.20)
       Pro forma                       $(0.01)             $(0.20)


                               1999                      1998
                             Weighted                  Weighted
                             Average                   Average
                      Range of     Exercise        Range of      Exercise
                       Shares       Prices          Shares        Prices
   Outstanding,
    beginning of year  2,148,295     $.39          2,198,295      $.39
   Granted             2,148,295     $.16            100,000      $.53
   Exercised             (37,500)    $.16                  -         -
   Canceled           (2,148,295)    $.39           (100,000)     $.97
   Expired                     -        -            (50,000)     $.47
   Outstanding,
    end of year        2,110,795     $.16          2,148,295      $.39

   Options exercisable,
    end of year        2,110,795     $.16          2,148,295      $.39

   Weighted average fair
    value of option
    granted during year        $.04                          $.21

The following table summarizes information about stock options outstanding at December 31, 1999:

Options Outstanding         Weighted Average                         Weighted
Range of    Number          Remaining   Average        Number        Average
Exercise    Outstanding     Contractual Exercise       Exercisable   Exercise
Prices      at 12/31/99     life        Price          at 12/31/99   Price

 $.16        2,110,795      4.1 yrs.    $.16           2,110,795     $.16


8.   Employee Benefit Plans

On December 10, 1985, the Company's Board of Directors adopted a Simplified Employee Pension Plan ("SEP"). The Company intends to make a determination of contributions under the SEP on an annual basis, based upon review by the Board of Directors of the Company's financial statements as of its fiscal year end. The Company has not yet determined any contributions to the SEP for the year ended December 31, 1999 and no contribution was made for the year ended December 31, 1998. Under the SEP, the Company has the option of contributing a certain amount directly to its employees' Individual Retirement Accounts. The Plan covers all employees of the Company with certain participation requirements, however the Company is not required to make any contributions in a given year. If contributions are made, they must be made to all eligible employees. Contributions made under the SEP in any one calendar year for any one employee may not be more than the smaller of $30,000 or 15 percent of that employee's total compensation.

9.  Lease Commitments and Contingencies

The Company has leased office space and equipment under noncancelable operating leases which expire through December 2001. Future minimum lease payments as of December 31, 1999 are as follows:

                    2000        $11,769
                    2001         $5,505

Rent expense during the years ended December 31, 1999 and 1998 on all operating leases was approximately $22,011 and $75,600, respectively.

The Company has transferred its interest in several mining properties over the past years. The Company could remain potentially liable for environmental enforcement actions related to its prior ownership interest of such properties. However, the Company has no reasonable belief that any violation of relevant environmental laws or regulations has occurred regarding these transferred properties.

10.  Installment Purchase Contracts

The Company has installment purchase contracts collateralized by three vehicles bearing an average interest of 9.3 percent per annum. Future maturities under these contracts as of December 31, 1999 are as follows:

               2000       $10,681
               2001       $11,775
               2002       $12,933
               2003       $ 8,296

11.  Statements of Cash Flows

The Company's statement of cash flows for the two year periods ended December 31, 1999 excludes the following non-cash investing and financing activities:


                                                 1999                  1998
     Acquisition of vehicles through
     installment purchase contracts             $24,845               $30,239

     Stock options exercised in
     exchange for directors fees payable         $6,000                     -

12.  Related Party Transactions

On October 16, 1997, Mr. Douglas J. Newby, the managing partner of Moyes Newby, became a director of the Company. Effective November 15, 1997 through February, 1999, the Company and Moyes & Newby entered into a month-to-month arrangement whereby Moyes Newby provided the Company general corporate and financial advisory services for a retainer of $5,000/month plus reimbursement of reasonable out of pocket expenses. A total of $10,588 and $61,480 for the years ended December 31, 1999 and 1998, respectively, was paid or accrued under this arrangement.

During 1998 and 1999, the three executive officers of the Company made personal cash loans to the Company to allow the Company to make critical payments to third parties, in the aggregate amount of $28,576 through February 1999, which loans were repaid to the three executives during 1999.

During 1998 and 1999, the executive officers of the Company voluntarily deferred a portion of their base salary in order to conserve working capital of the Company. As of December 31, 1999, the total amount of such voluntary deferral was $144,888. Directors fees in the amount of $10,500 remain unpaid as of December 31, 1999. All of these amounts are reflected as liabilities of the Company as of December 31, 1999.

As of December 31, 1998, normal salaries (at the voluntarily reduced rates) for the three executive officers of the Company were unpaid and accrued in the aggregate of $59,625, which amounts were paid during 1999.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS on ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

                          PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The following table sets forth certain information as to each officer and director of the Company:
                                         Board
                       Positions With    Position
Name             Age   the Company       Held Since   Term Expires

William W. Reid   51   President, Chief    1979       Upon Successor's
                       Executive Officer              Election
                       and Director

John W. Goth      72   Director            1987       Upon Successor's
                                                      Election

David C. Reid     49   Vice President      1993       Upon Successor's
                       and Director                   Election

Douglas J. Newby  42   Director            1997       Upon Successor's
                                                      Election

William F. Pass   53   Vice President,      n/a       n/a
                       Chief Financial Officer,
                       Secretary

WILLIAM W. REID-PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Reid, a founder of the Company, has served as a Director and the President of the Company since its inception in 1979. Mr. Reid devotes substantially all of his time to the business and affairs of the Company. Effective January 1, 1994, Mr. Reid and the Company entered into an employment contract as discussed below.

JOHN W. GOTH-DIRECTOR

Mr. Goth has been a director of the Company since 1987. Mr. Goth also serves on the board of directors of Royal Gold, Inc., a publicly traded company. For the past ten years, Mr. Goth has been a self-employed mining consultant.

DAVID C. REID-VICE PRESIDENT EXPLORATION AND DIRECTOR

Effective October 19, 1993, Mr. David Reid was appointed a member of the Board of Directors of the Company. On January 1, 1994, Mr. Reid became an employee and officer of the Company with the title Vice President Exploration and entered into an employment contract with the Company as discussed below. Mr. Reid devotes substantially all of his time to the business and affairs of the Company. From January 1, 1993 through December 31, 1993, Mr. Reid was an employee of TSVLP and sole director and president of U.S. Environmental Corporation, a wholly-owned subsidiary of the Company and 0.5 percent owner and limited partner in TSVLP. From September 1, 1991 through December 31, 1992,
Mr. Reid was a consultant to the Company.  Prior to September, 1991, Mr.
Reid was an employee and officer (secretary) of the Company and served as a director.

DOUGLAS J. NEWBY-DIRECTOR

Mr. Newby has been a director of the Company since October 16, 1997. From 1991 to 1999 Mr. Newby was managing partner of Moyes Newby & Co., Inc. a firm that provided strategic corporate finance advice to the international natural resource industry. He is currently managing director of Proteus Consultants, a firm which is active in mining and other industries internationally.

WILLIAM F. PASS-VICE PRESIDENT, CHIEF FINANCIAL OFFICER, SECRETARY

Mr. Pass joined the Company in June, 1988 and was appointed Corporate Secretary on September 1, 1991 and effective January 1, 1994, was made Vice President Administration. Effective February 1, 1996, Mr. Pass was appointed Vice President, Chief Financial Officer and Corporate Secretary. Mr. Pass devotes substantially all of his time to the business and affairs of the Company. Effective January 1, 1994, Mr. Pass and the Company entered into an employment contract as discussed below.

There are no family relationships between officers and directors of the Company except that David C. Reid, an officer and director of the Company, is brother to William W. Reid, president of the Company and director.

Section 16(a) Beneficial Ownership Reporting Complaince

Based solely upon review of Forms 3 and 4 and amendments thereto furnished to the Company during 1999 and Forms 5 and amendments thereto furnished to the Company with respect to 1999, the Company is aware that Douglas J. Newby, a director of the Company, filed a Form 4 report late reporting one transaction, but from such review the Company is not aware that any other person, who at any time during the fiscal year was a director, officer, beneficial owner of more than ten percent of the stock of the Company, failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) during the most recent fiscal year or prior years.

ITEM 10.    EXECUTIVE COMPENSATION

Compensation of Officers

The following table summarizes the total compensation of the Executive Officers of the Company for the Company's last three fiscal years. Except as set forth below under "Stock Option Plan" and "Pension Plan," there were no compensation plans for which cash or non-cash distributions, other than salaries, were made during the last fiscal year:

                                       Summary Compensation Table

                                                 Long Term
                        Annual Compensation      Compensation
                                                 Awards-
Name and                                         Securities       All
Principal                                        Underlying       Other
Position          Year  Salary       Bonus       Options          Compensation

William W. Reid,  1999  $240,444(1)  $-          888,295(7)         $-
President and     1998  $235,204(4)  $-                -            $-
CEO               1997  $243,719     $150,000          -            $22,500(8)

William F. Pass,  1999  $109,215(2)  $-          295,000(7)         $-
Vice President,   1998  $107,275(5)  $-                -            $-
Chief Financial   1997  $111,054     $ 67,500          -            $19,495(8)
Officer and
Secretary

David C. Reid,    1999  $120,430(3)  $-          665,000(7)         $-
Vice President    1998  $117,869(6)  $-                -            $-
                  1997  $122,531     $ 75,000          -            $21,530(8)

(1) The 1999 period amount includes $189,075 related to 1999 which was paid in 1999 and $51,369 which was not paid and is owed the employee as of December 31, 1999. In addition, there still remains at December 31, 1999 $22,933 owed the employee ralated to 1998.
(2) The 1999 period amount includes $86,099 related to 1999 which was paid in 1999 and $23,116 which was not paid and is owed the employee as of December 31, 1999. In addition, there still remains at December 31, 1999 $10,320 owed the employee ralated to 1998.
(3) The 1999 period amount includes $94,746 related to 1999 which was paid in 1999 and $25,685 which was not paid and is owed the employee as of December 31, 1999. In addition, there still remains at December 31, 1999 $11,466 owed the employee ralated to 1998.
(4) Of this amount, only $181,695 was paid and $53,509 was owed to the employee as of December 31, 1998.
(5) Of this amount, only $83,196 was paid and $24,079 was owned to the employee as of December 31, 1998.
(6) Of this amount, only $91,114 was paid and $26,755 was owned to the employee as of December 31, 1998.
(7) During 1999, stock options to purchase 1,848,295 shares to Executive Officers were voluntarily terminated without consideration. On January 20, 1999, options to purchase an aggregate of 1,848,295 shares at exercise price $.16 per share were granted to Executive Officers.
(8) On December 10, 1985, the Company's Board of Directors adopted a Simplified Employee Pension Plan ("SEP"). The Company intends to make a determination of contributions under the SEP on an annual basis, based upon review by the Board of Directors of the performance of the Company. The Company has not yet determined any contributions to the SEP for the year ended December 31, 1999. No contribution was made for the calendar year 1998 or 1987. The Company made a contribution of 15% during year 1997 for calender year 1996. Under the SEP, the Company has the option of contributing a certain amount directly to its employees' Individual Retirement Accounts. The Plan covers all employees of the Company with certain participation requirements, however the Company is not required to make any contributions in a given year. If contributions are made, they must be made to all eligible employees. Contributions made under the SEP in any one calendar year for any one employee may not be more than the smaller of $30,000 for calendar year 1999 or 15% of that employee's total compensation.

Option Grants in Last Fiscal Year

During 1999 the following grants of stock options were made pursuant to the Non-Qualified Stock Option and Stock Grant Plan to Executive Officers:

                   Number of      % of Total
                   Securities     Options
                   Underlying     Granted to
                   Options        Employees        Exercise         Expiration
Name               Granted (#)    in Fiscal Year   Price ($/Sh)        Date

William W. Reid    888,295          48%            $0.16        January 20, 2004
William F. Pass    295,000          16%            $0.16        January 20, 2004
David C. Reid      665,000          36%            $0.16        January 20, 2004


Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Table Value Shown below is information at December 31, 1999 with respect to the exercised and unexercised options to purchase the Company's common stock to Executive Officers under the Non-Qualified Stock Option and Stock Grant Plan.

                             Number of Securities          Value of Unexercised
                             Underlying Unexercised       In-the-Money Options
                             Options Held at                   at
Name                         December 31, 1999 (1)        December 31, 1999 (2)

William W. Reid              888,295                       $26,649
William F. Pass              295,000                       $ 8,850
David C. Reid                665,000                       $19,950

(1)   These options were exercisable at December 31, 1999.
(2) Based upon the close price as reported by OTC Bulletin Board as of December 31, 1999 ($0.19 per share).
(3) No options were exercised by Executive Officers during year ended December 31, 1999.

Compensation of Directors

The Company reimburses its outside directors for reasonable expenses incurred by them in attending meetings of the Board of Directors or of Committees of the Board. During 1998 $4,922 in such expenses were incurred or paid while none was incurred or paid during 1999. Additionally, effective January 1, 1999, outside directors were paid $1,500 per quarter for services with an equal amount deferred. During 1999, Mr. Goth received total compensation of $6,000 for his service as outside director for 1999 with the remaining $6,000 unpaid, deferred and owed to him as of December 31, 1999 plus an additional $4,000 owned to Mr. Goth for deferred 1998 directors pay. During the same period Mr. Newby received total compensation of $12,000 for his service as outside director for 1999, including $6,000 of deferred compensation which was utilized to pay for exercise of stock options during 1999, with $500 remaining unpaid and owed to him as of December 31, 1999.

During 1999, stock options to purchase an aggregate 300,000 shares held by diretors were voluntarily terminated without consideration. On January 20, 1999, options to purchase an aggregate of 300,000 shares at exercise price $.16 per share were granted to such directors.

Employment Contracts

The Company entered into Employment Agreements effective January 1, 1994, as amended June 1, 1995 and July 21, 1998 with William W. Reid, William F. Pass, and David C. Reid (the "Employment Contracts") each of which was initially for a five year term commencing January 1, 1994. The Employment Contracts shall be extended automatically by one year upon each anniversary date unless either the Company or employee provides the other party written notice prior to 120 days before such anniversary, that the Employment Contract will not be so extended. During 1998 the Company gave written notice under each Employment Contract that it was not automatically extending the term by an additional year which resulted in such contracts having a term of four years subject to the automatic extensions each year as discussed above. William W. Reid's Employment Contract provides for a base salary of $157,500 per year for the first year, $200,000 per year for the second year, and annual upward adjustments thereafter based upon increases in the Consumer Price Index (All Items-Urban)
(the "CPI-U"). William F. Pass' Employment Contract provides for a base salary of $75,000 per year for the first year, $90,000 per year for the second year, and annual upward adjustments thereafter based upon increases in the CPI-U. David C. Reid's Employment Contract provides for a base salary of $75,000 per year for the first year, $100,000 per year for the second year, and annual upward adjustments thereafter based upon increases in the CPI-U. During 1998 and 1999, the executives voluntarily deferred a portion of their base salary in order to conserve working capital. As of December 31, 1999, the Company owed salary to William Reid in the amount of $74,302, William F. Pass in the amount of $33,436 and David C. Reid in the amount of $37,151.

Each of the Employment Agreements provides that the employee would be entitled to receive a termination payment from the Company in a lump sum equal to 2.9 times the employee's average annual compensation for the five taxable years immediately preceding the date of termination by the employee under certain circumstances (provided that the employee is not provided continued employment for a minimum of three years with compensation and other business terms equal to or more favorable to the employee than under the Employment Agreement) summarized as follows: i) the sale by the Company of substantially all of its assets to a single purchaser or to a group of affiliated purchasers; ii) the sale, exchange or other disposition, in one transaction or a series of related transactions, of at least 30 percent of the outstanding voting shares of the Company; iii) a decision by the Company to terminate its business and liquidate its assets; iv) the merger or consolidation of the Company with another entity or an agreement to such a merger or consolidation or any other type of reorganization; v) there is a material change in employee's authority, duties or responsibilities; or, vi) the Company acquires any stock or other investment in any business enterprise which acquisition or investment exceeds
40 percent of the net book value of the Company. Upon the death of an employee, the Company shall pay the employee's estate an amount equal to one year's salary; and upon termination by the Company following permanent disability of the employee, the Company shall pay the employee an amount equal to two years salary.

During 1999, stock options to purchase an aggregate 1,848,295 shares to Executive Officers were voluntarily terminated without consideration. Mr. William W. Reid terminated options to purhcase 388,295 shares at an exercise price of $.28 per share and options to purchase 500,000 shares at $.50 per share. Mr. Pass terminated options to purhcase 195,000 shares at an exercise price of $.28 per share and options to purchase 100,000 shares at $.50 per share. Mr. David C. Reid voluntarily terminated options to purhcase 365,000 shares at an exercise price of $.28 per share and options to purchase 300,000 shares at $.50 per share. Effective January 20, 1999, options to purchase an aggregate of 1,848,295 shares at exercise price $.16 per share (the market price of the shares as of the date of the grants) were granted to Executive Officers with an expiration date of January 21, 2004. Mr. William W. Reid recieved options for 888,295, Mr. Pass recieved options for 295,000 shares and Mr.
David C. Reid revieved options to purchase 665,000 shares. The Compensation Committee of the Company determined that each of the options should be granted to each Executive Officer as additional incentive to the executive officer and in recognition of the dedication of the executive officer to the successful conduct of the business of the Company as well as in recognition of the willingness of the executive officer to defer a portion of compensation under his respective employment contract in order to conserve, in the near-term, the working capital of the Company as noted above, and the making of loans to the Company by the executive officer which funds were used to pay critical financial obligaitons of the Company during 1998 and 1999, as more fully discussed in Item 12 below.

ITEM 11.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth the number of shares of the Company's common stock owned beneficially as of December 31, 1999, by each person known by the Company to have owned beneficially more than five percent of such shares then outstanding, by each person serving as a director of the Company, the Executive Officers, and all of the Company's officers and directors as a group.

                                                             Percentage of
Name and Address of                         Number           Class
Beneficial Owner      Type of Ownership     of Shares        Beneficially Owned

William W. Reid      Record and Beneficial   985,295(1)      6.6%
1620 Platte St,
Appt. 547
Denver, CO 80202

David C. Reid        Record and Beneficial   684,970(2)      4.7%
2201 Quitmann St
Denver, CO 80212

William F. Pass      Record and Beneficial   300,000(3)      2.1%
14820 W. 58th Pl
Golden, CO 80403

John W. Goth         Record and Beneficial   200,000(4)      1.4%
15140 Foothill Road
Golden, CO  80401

Douglas J. Newby     Record and Beneficial    62,500(5)      0.0%
5 White Street
Sag Harbour, New York 11963

Placer Dome U.S.     Record and Beneficial    975,000        7.0%
Inc.
Suite 600-1055 Dunsmuir St.
Vancouver, British Columbia,
Canada V7X 1L3 (6)

Citigroup Inc.       Record and Beneficial  3,162,373       22.7%
425 Park Avenue
New York, NY 10043 (7)

French American      Record and Beneficial  2,142,171       15.3%
Banking Corporation
499 Park Avenue
New York, NY  10022

All officers and                            2,232,765       13.9%
directors as a group
(5 persons)

(1) This number includes an option to purchase 888,295 shares at $.16 per share.
(2) This number includes an option to purchase 665,000 shares at $.16 per share.
(3) This number includes an option to purchase 295,000 shares at $.16 per share.
(4) This number consists of an option to purchase 200,000 shares at $.16 per share.
(5)  This number includes an option to purchase 62,500 shares at $.16 per share.
(6) Placer Dome U.S. Inc. is a wholly owned subsidiary of Placer Dome Inc., a Canadian public company.
(7)  The securities are owned by The Travelers Indemnity Company.

ITEM 12.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Executive Officers

Commencing July 1, 1998, the three executive officers of the Company voluntarily deferred a portion of their individual salaries in order to conserve working capital of the Company. As of December 31, 1999, the total amount of such voluntary deferral was $144,888 with William W. Reid owed $74,302, William F. Pass owed $33,435 and David C. Reid owned $37,151.

During 1998 and 1999, the three executive officers of the Company made personal interest-free cash loans to the Company to allow the Company to make critical payments to third parties, in the aggregate amount of $28,579 through February 1999, which loans were repaid to the three executives during 1999. Of this total, William W. Reid loaned the Company $9,663, William F. Pass loaned the
Company $10,812 and David C. Reid loaned the Company $8,104.   As of December
31, 1998, salaries (at the voluntarily reduced rates) for the three executive officers of the Company were unpaid and accrued in the aggregate of $59,625, which amounts were paid during 1999, including $30,577 to William W. Reid, $13,760 to William F. Pass, and $15,288 to David C. Reid.

Relationship with Moyes Newby & Co., Inc.

During a portion of 1998 and 1999 the Company and Moyes Newby & Co., Inc. entered into a month to month arrangement whereby Moyes Newby provided the Company general corporate and financial advisory services for a retainer of $5,000/month plus reimbursement of reasonable out of pocket expenses, which arrangement was terminated in February 1999, for a total paid or accrued of $10,588 for 1999 and $61,480 for 1998. Douglas J. Newby is managing partner of Moyes Newby & Co., Inc. and since October 16, 1997 has been a director of the Company.

ITEM 13.    EXHIBITS AND REPORTS ON FORM 8-K.

(a)    Exhibits.

     3.0    Company's Articles of Incorporation, as Amended June 22, 1988, July
            5, 1988, and December 20, 1991 (incorporated by reference from the
            Report on Form 10-KSB dated December 31, 1995, Exhibit 3.0).
     3.1    Company's Bylaws, as Amended June 22, 1988 (incorporated by reference from the Report on Form 10-KSB dated December 31, 1995,
            Exhibit 3.1).
    10.1    Agreement To Pay Distributions dated February 21, 1992, by and between Tonkin Springs Gold Mining Company and French American
            Banking Corporation (incorporated by reference from the Report on
            Form 8-K dated February 21, 1992, Exhibit 4).
    10.2    Amended and Restated Non-Qualified Stock Option and Stock Grant
            Plan, as amended effective December 8, 1993 (incorporated by reference from the Report on Form 10-KSB for the year ended December
            31, 1993, Exhibit 10.14).
    10.3    Purchase and Sales Agreement dated December 31, 1993, by and between
            Tonkin Springs Venture Limited Partnership and Gold Capital
            Corporation (incorporated by reference from the Report on Form 8-K dated December 31, 1993, Exhibit 10.1).
    10.4    Mining Venture Agreement dated December 31, 1993, by and between
            Tonkin  Springs Venture Limited Partnership and Gold Capital
            Corporation (incorporated by reference from the Report on Form 8-K dated December 31, 1993, Exhibit 10.5).
    10.5    Amendment to Mining Venture Agreement dated effective August 29,
            1997, by and between Tonkin Springs Venture Limited Partnership and
            Gold Capital Corporation (incorporated by reference to the Report on
            Form 10-QSB dated September 30, 1997, Exhibit 6.a).
    10.6    Amended Employment Agreement with William W. Reid dated June 1, 1995
            (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.1).
    10.7    Amended Employment Agreement with William F. Pass dated June 1, 1995
            (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.2).
    10.8    Amended Employment Agreement with David C. Reid dated June 1, 1995
            (Incorporated by reference from the Report on Form 10-QSB for the period ended September 30, 1995, Exhibit 10.3).
    10.9    Members' Agreement of the Members of Tonkin Springs LLC by and
            between Tonkin Springs Venture Limited Partnership and Tonkin
            Springs Holdings Inc. dated February 26, 1999 (Incorporated by reference from the Report on Form 10-KSB for the year ended December
            31, 1998, Exhibit 10.9).
    10.10   Operating Agreement of the Members of Tonkin Springs LLC by and
            between Tonkin Springs Venture Limited Partnership and Tonkin
            Springs Holdings Inc. dated February 26, 1999 (Incorporated by reference from the Report on Form 10-KSB for the year ended December
            31, 1998, Exhibit 10.10).
    10.11   Amendment to Employment Agreement with William W. Reid dated July
            21, 1998 (Incorporated by reference from the Report on Form 10-KSB for the year ended December 31, 1998, Exhibit 10.11).
    10.12   Amendment to Employment Agreement with William F. Pass dated July
            21, 1998 (Incorporated by reference from the Report on Form 10-KSB for the year ended December 31, 1998, Exhibit 10.12).
    10.13   Amendment to Employment Agreement with David C. Reid dated July 21,
            1998 (Incorporated by reference from the Report on Form 10-KSB for the year ended December 31, 1998, Exhibit 10.13).
    21.     Subsidiaries of the Company (incorporated by reference from the
            Report on Form 10-KSB for the year ended December 31, 1993, Exhibit
            21).
   *23.1    Consent of Stark Tinter & Associates LLC, to the incorporation by reference of their audit report dated March 17, 2000, in the
            Company's Form S-8.
   *27      Financial Data Schedule

*Filed herewith.

(b)    Reports on Form 8-K during the 4th quarter of 1998.

None.

                              SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act of 1934, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              U.S. GOLD CORPORATION

March 27, 2000                By /s/ William W. Reid
                              William W. Reid, President and
                              Chief Executive Officer

March 27, 2000                By /s/ William F. Pass
                              William F. Pass, Vice President,
                              Chief Financial Officer and Secretary

In accordance with the Exchange Act, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

March 27, 2000                By /s/ William W. Reid
                              William W. Reid, Chairman of the Board
                              of Directors

March 27, 2000                By /s/ David C. Reid
                              David C. Reid, Exploration Vice President
                              and Director

March 27, 2000                By /s/ John W. Goth
                              John W. Goth, Director

March 27, 2000                By /s/ Douglas J. Newby
                              Douglas J. Newby, Director